

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2022

Eric A. Adams
Chief Executive Officer
InMed Pharmaceuticals Inc.
Suite 310 – 815 West Hastings Street
Vancouver, British Columbia V6C 1B4
Canada

> **Re: InMed Pharmaceuticals Inc.**
> **Registration Statement on Form S-3**
> **Filed April 7, 2022**
> **File No. 333-264187**

Dear Mr. Adams:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian P. Fenske, Esq.